Filed by: Connecticut Water Service, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Connecticut Water Service, Inc. (Commission File No.: 0-8084)

This filing relates to the proposed transaction between SJW Group (“SJW Group”) and Connecticut Water Service, Inc. (“CTWS”) pursuant to the Agreement and Plan of Merger, dated as of March 14, 2018, among SJW Group, Hydro Sub, Inc. and CTWS.

The following materials were first distributed to CTWS shareholders on May 7, 2018.

Protect Your Water. Protect Jobs. Protect Your Community. Protect Your Investment. Eversource has put forth an undermarket bid that is bad for customers, employees and communities. Connecticut Water stakeholders should just say #NEVERSOURCE. Support the merger of Connecticut Water and SJW Group. Visit www.sjw-ctws.com for more information on the superior benefits of the merger. Connecticut Water shareholders who have questions or would like additional information should contact Morrow Sodali at (800) 662-5200 or CTWS@morrowsodali.com. Shareholders are advised to DISCARD ALL BLUE proxy cards or additional materials they may receive from Eversource Energy.

Later this year, a Special Meeting of Shareholders will be held to approve the merger of CTWS with SJW, and we will need your support. Details for this meeting and instructions on how you can vote using the Company’s GREEN proxy card will be mailed to shareholders in the coming weeks. Shareholders are advised to DISCARD ALL BLUE proxy cards or additional materials they may receive from Eversource Energy.

For additional information contact Morrow Sodali at (800) 662-5200 or CTWS@morrowsodali.com

May 5, 2018

Dear Fellow Connecticut Water Shareholder:

I am writing to you at a critical time in your company’s history and to ask you to help protect Connecticut Water and the future of our company and its long record of superior customer service by disregarding the aggressive takeover attempts by the state’s largest electric company and trusting Connecticut Water and our 60 plus years of performance for our customers and shareholders.

Ensuring that your company is best positioned for sustainable growth while also serving our mission as a public water utility has long been a priority for the Connecticut Water Board of Directors and management team. That is reflected in our consistent record of delivering superior value to shareholders and superior service to customers:

✓	Connecticut Water has delivered a 179% total shareholder return over the past five years, outperforming peers and the Dow Jones Utility Average Index by 66% and 145%, respectively.
✓	Connecticut Water has customer satisfaction rankings that consistently exceed 90% across all key areas, including service, water quality, capabilities, emergency response times, corporate citizenship and value.

As part of our commitment to serving your best interests, on March 15, we announced a merger of equals with SJW Group (“SJW”) that we believe will enable us to continue our record of value creation – for shareholders, customers, employees and the communities we serve – well into the future. Like Connecticut Water, SJW has a passion for providing life-sustaining water service to families and communities, protecting and preserving the environment, and creating value through prudent capital investments. Together, we will be the 3rd largest water utility in the nation with a presence across 4 states. Our increased scale and diversification will create a new pure-play water company with substantial value and growth opportunities – at close and over the long-term.

The benefits of our merger with SJW are exciting, and have drawn the attention of Eversource Energy who is attempting to derail our merger through an unsolicited, hostile acquisition campaign to obtain this value for its own. As part of its campaign, Eversource has:

•	Submitted an inferior acquisition proposal that delivers less value to Connecticut Water shareholders than provided by the SJW merger;
•	Made no commitment to Connecticut Water employees or jobs. Eversource’s past transaction resulted in significant layoffs. Growth is the focus of the CTWS merger with SJW and we expect no job cuts;
•	Failed to address or indicate any desire to improve its dismal record of customer service, which is among the worst in the nation; and
•	Dismissed the concerns of independent industry analysts who have publicly questioned the merits of Eversource’s unsolicited hostile campaign and Eversource’s ability to grow.

Notwithstanding Eversource’s actions, we remain committed to the SJW merger and are encouraged by the strong support we have received from numerous stakeholders, including shareholders, employees and customers. Your support is also very important and you can help by sharing this information with others in your community.

Later this year, a Special Meeting of Shareholders will be held to approve the merger of CTWS with SJW, and we will need your support. Details for this meeting and instructions on how you can vote using the Company’s GREEN proxy card will be mailed to shareholders in the coming weeks.

Connecticut Water shareholders have long been strong partners with our company, and we thank you in advance for your continued support. We are here to answer any questions and will continue to keep you informed.

On behalf of the Connecticut Water Board of Directors,

President and Chief Executive Officer

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of the Company or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of SJW Group or the Company; (8) the ability of SJW Group and the Company to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 filed by SJW Group with the SEC on April 25, 2018 in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to the Company’s overall business and financial condition, including those more fully described in the Company’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither the Company or its management nor SJW Group or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between the Company and SJW Group, SJW Group filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of the Company and SJW Group that also constitutes a prospectus of SJW Group. The Company will also file a GREEN proxy card with the SEC, and the Company and SJW Group may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which the Company or SJW Group has filed or may file with the SEC. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND SJW GROUP ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Form S-4 and joint proxy statement/prospectus and any other documents filed with the SEC by the Company or SJW Group through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company will be made available free of charge on the Company’s investor relations website at https://ir.ctwater.com. Copies of documents filed with the SEC by SJW Group will be made available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

The Company, SJW Group and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of the Company and SJW Group securities in respect of the proposed transaction between the Company and SJW Group. Information regarding the Company’s directors and officers is available in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Information regarding the SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by the Company and SJW Group. These documents will be available free of charge from the sources indicated above.